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December 26, 2013

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Anu Dubey

Re:	John Hancock Investment Trust

Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

On behalf of John Hancock Investment Trust (the “Trust”), we submit this letter in response to additional comments that the staff of the Securities and Exchange Commission (the “SEC”) made by telephone on December 20, 2013 in connection with the Trust’s responses to the staff’s comments on the Post-effective Amendment to the Trust’s Registration Statement on Form N-1A (the “Amendment”), as detailed in the following table.

File Nos.	Series	Post-Effective Amendment No.		Date Amendment Filed	Date Response Filed
		1933 Act	1940 Act
002-10156; 811-00560	Seaport Fund (the “Fund”)	123	75	October 2, 2013	December 18, 2013

For convenience, we have set forth each additional comment below, followed by the Trust’s response. In this letter, capitalized terms have the same meaning as in the Amendment, unless otherwise stated.

Comment — In Comment 34, the staff had asked the Fund to explain the meaning of the phrase “significant short positions” in the “Fund summary — Principal investment strategies” section of the prospectus, and whether there was an expected percentage of assets that the Fund expected to be represented by short positions. The Fund had responded supplementally that it may hold short positions up to or in excess of 50% of its total assets. The staff now asks the Fund to disclose this investment policy in the prospectus.

Response to Comment — The Fund respectfully declines to make any changes in response to this comment. The Fund believes that the current disclosure regarding the extent to which it may hold significant short positions is sufficient.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

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2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact me at (617) 261-3240 or Nicholas J. Kolokithas, Assistant Secretary of the Trust, at (617) 663-4324.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:  Nicholas J. Kolokithas